Amendment to

Amended and Restated Mutual

Fund Services Agreement

For Schwartz Investment Trust

This Amendment revises the Amended and Restated Mutual Fund Services Agreement dated as of August 21, 2000 and most recently amended as of January 1, 2020 (the “Agreement”) between Schwartz Investment Trust (the “Trust”), an Ohio business trust, and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively the “Parties”).

The Parties agree to amend the Agreement as set forth below:

1.	Section 4 of the Agreement is amended to add the following two subsections:

(f) uTRANSACT Web Services

Provide and maintain an internet portal for shareholders and registered investment advisers to access and perform various online capabilities on their investment accounts with the Portfolios.

(g) PLAID Services

Provide online bank account verification services using third-party PLAID technology.

2.	Schedule B of the Agreement is amended to add the following two provisions immediately preceding “OUT-OF-POCKET EXPENSES”:

uTRANSACT Web Services

The Trust agrees to pay Ultimus an annual fee of $25,000 for its uTRANSACT Web Services, as described in Section 4(f) of the Agreement.

PLAID Services

The Trust agrees to pay Ultimus an annual fee of $3,000 for its PLAID Services, as described in Section 4(g) of the Agreement.

Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

The parties have duly executed this Amendment as of October 1, 2021.

SCHWARTZ INVESTMENT TRUST

By:	/s/ George P. Schwartz
Title: President

ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ David James
Title: Executive Vice President and Chief Legal and Risk Officer